EXHIBIT 21.1

Registrant had the following significant subsidiaries as of June 9, 2004:

Name	State of Incorporation	Percentage Ownership
Keystone Automotive Industries MN, Inc.	Minnesota	100%
Keystone Automotive Industries FL, Inc.	Florida	100%
Keystone Automotive Industries Resources, Inc.	Delaware	100%
Keystone Automotive Industries TN, Inc.	Tennessee	(1)
Keystone Automotive Industries QC, Inc.	Quebec, Canada	100%
Keystone Automotive Industries CDN, Inc.	Ontario, Canada	100%
Keystone Automotive Industries ON, Inc.	Ontario, Canada	(2)
Keystone Automotive Industries BC, Inc.	British Columbia, Canada	100%
P-G Products, Inc.	Ohio	(3)

(1)	A wholly-owned subsidiary of Keystone Automotive Industries Resources, Inc.
(2)	A wholly-owned subsidiary of Keystone Automotive Industries CDN, Inc.
(3)	A wholly-owned subsidiary of Keystone Automotive Industries TN, Inc.